Exhibit 99.1

Deutsche Bank

Earnings Report as of September 30, 2019

Content

3 Group results at a glance

5 Group results

11 Segment results

18 Consolidated balance sheet

20 Strategy

22 Outlook

23 Risks and opportunities

25 Risk information

31 Additional information

31 Management and Supervisory Board
32 Capital expenditures and divestitures
32 Events after the reporting period
32 Basis of preparation/impact of changes in accounting principles
36 Impact of Deutsche Bank's transformation
37 Total net revenues
38 Earnings per common share
38 Consolidated statement of comprehensive income
39 Provisions
39 Non-GAAP financial measures

46 Imprint

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,318	1,242	75	6	3,920	3,857	63	2
Investment Bank (IB)	1,647	1,740	(94)	(5)	5,443	6,087	(644)	(11)
Private Bank (PB)	2,054	2,112	(57)	(3)	6,311	6,617	(306)	(5)
Asset Management (AM)	543	567	(24)	(4)	1,662	1,673	(11)	(1)
Corporate & Other (C&O)	(76)	54	(131)	N/M	95	(111)	207	N/M
Capital Release Unit (CRU)	(223)	459	(682)	N/M	385	1,619	(1,234)	(76)
Total net revenues	5,262	6,175	(912)	(15)	17,816	19,741	(1,926)	(10)
Provision for credit losses	175	90	86	95	477	273	204	75
Noninterest expenses:
Compensation and benefits	2,773	2,859	(86)	(3)	8,451	8,911	(459)	(5)
General and administrative expenses	2,776	2,642	134	5	8,936	8,650	286	3
Impairment of goodwill and other intangible assets	2	0	2	N/M	1,037	0	1,037	N/M
Restructuring activities	224	77	146	190	257	259	(2)	(1)
Total noninterest expenses	5,774	5,578	196	4	18,681	17,819	861	5
Profit (loss) before tax	(687)	506	(1,194)	N/M	(1,341)	1,650	(2,991)	N/M
Income tax expense (benefit)	145	277	(133)	(48)	2,440	900	1,540	171
Profit (loss)	(832)	229	(1,061)	N/M	(3,781)	750	(4,531)	N/M
Profit (loss) attributable to noncontrolling interests	27	18	9	51	90	58	32	55
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	(859)	211	(1,070)	N/M	(3,871)	692	(4,563)	N/M
Profit (loss) attributable to additional equity components	83	81	2	3	245	237	8	3
Profit (loss) attributable to Deutsche Bank shareholders	(942)	130	(1,072)	N/M	(4,116)	455	(4,571)	N/M

Common Equity Tier 1 ratio	13.4%	14.0%	(0.6) ppt	N/M	13.4%	14.0%	(0.6) ppt	N/M
Leverage ratio (fully loaded)	3.9%	4.0%	(0.1) ppt	N/M	3.9%	4.0%	(0.1) ppt	N/M
Leverage ratio (phase-in)	4.2%	4.2%	(0.1) ppt	N/M	4.2%	4.2%	(0.1) ppt	N/M
Loans (gross of allowance for loan losses, in € bn)1	431	398	32	8	431	398	32	8
Deposits (in € bn)1	584	553	32	6	584	553	32	6
Assets under Management (in € bn)1	1,260	1,191	69	6	1,260	1,191	69	6
Employees (full-time equivalent)1	89,958	94,717	(4,759)	(5)	89,958	94,717	(4,759)	(5)

N/M – Not meaningful

1 As of quarter-end.

Deutsche Bank: transformation on track

Christian Sewing, Chief Executive Officer, said: “Despite having launched the most comprehensive restructuring of our bank in two decades, we delivered profits in our four core businesses during the quarter and grew loans and assets under management. Transformation is fully underway with tangible progress on costs and de-risking. A 13.4   % CET   1 ratio underlines our strength. I want to thank our employees for their strong performance and commitment during this period of change, and our clients for the strong vote of confidence in our new strategy."

  Significant progress on transformation with regard to de-risking and costs
  As a result of strategic adjustments and in line with expectations, Group reports a net loss of € 832 million and pre-tax loss of € 687 million
  The Core Bank, which excludes the Capital Release Unit, made a pre-tax profit of € 353 million after absorbing € 315 million of specific revenue items1, restructuring and severance and transformation-related charges2
  All four core businesses profitable in the quarter
  Capital Release Unit pre-tax loss of € 1.0 billion, driven by the exit of non-strategic business and transformation costs
  Common Equity Tier 1 ratio stable at 13.4%
  De-risking in Capital Release Unit offsetting negative impact on earnings from transformation
  On track to meet 2019 cost reduction targets after 7th consecutive quarter of year-on-year reduction in adjusted costs2 ex. transformation charges and bank levies
  Adjusted costs down by € 1.8 billion annualized since 1st quarter 2018
  Noninterest expenses of € 5.8 billion
  Core Bank business growth in key areas demonstrating franchise stability
  Loan growth of € 12 billion
  Net inflows of € 5 billion
  Assets under management of € 1.24 trillion, up € 125 billion in 2019, across Asset Management and the Private Bank
  Gained market share in core Debt Origination franchises; over 50 Equity Origination mandates completed, priced or won since July
  Group headcount below 90,000 for first time since Postbank acquisition

Group result driven by execution of transformation strategy

Deutsche Bank has made significant progress with its restructuring in line with key targets which management announced in July. This included de-risking, cost reduction and growth in business volumes.

As a result of these restructuring efforts, Deutsche Bank reported a net loss of €   832   million and a loss before tax of € 687 million in the third quarter of 2019. Results in the quarter included valuation adjustments on deferred tax assets (DTA) of € 380 million, in line with expectations, as part of strategy execution.

Of a total of €   2.8   billion of DTA impact anticipated in 2019, as laid out in the strategy announcement on July 7, € 2.4 billion has now been recognized. €   537   million of transformation-related charges, predominantly impairments on software, are now absorbed out of a currently anticipated 2019 total of up to € 1.0 billion. €   234   million in restructuring and severance charges have also been recognized, out of the currently anticipated 2019 total of €   700   million.

The Core Bank reported a pre-tax profit of €   353   million, with all four core businesses profitable in the quarter. Core Bank results were negatively impacted by €   315   million of specific and transformation-related items, comprising €   81   million of specific revenue items, primarily Debt Valuation Adjustments, €   98   million in transformation charges and €   135   million of restructuring and severance. Without these impacts, pre-tax profit in the Core Bank would have been €   668   million.

The Capital Release Unit reported a loss before tax of € 1.0   billion in the quarter, partly reflecting costs and the non-recurrence of revenues associated with discontinued business activities and transformation charges.

Group results

Strategy execution: significant progress

Deutsche Bank made significant progress on key dimensions of its transformation strategy in the quarter. Of note:

The Capital Release Unit has made significant progress in reducing risk weighted assets and leverage exposure.

  Risk weighted assets declined by € 9 billion in the quarter and by € 16 billion year-to-date to € 56 billion, compared to a full year target of € 52 billion.
  Leverage exposure declined by € 73 billion in the quarter and by € 104 billion year-to-date to € 177 billion, compared to a full year target of € 119 billion.

Leverage exposure at the end of the third quarter includes approximately € 40 billion of leverage exposure relating to Prime Finance balances in scope of our BNP Paribas transaction agreement. Of these, approximately 50   % are expected to be reduced on closing of this transaction before year-end, with the remainder expected to be transferred in future quarters. Our leverage exposure target assumes the closing of the agreement in the fourth quarter of 2019 and the transfer of the remaining leverage exposure over time.

Adjusted costs excluding transformation charges declined by 4   % to € 5.2 billion, the seventh consecutive quarter of year-on-year reduction excluding bank levies. Adjusted costs were down in all categories except IT, in line with our strategic priority of investment in technology. Deutsche Bank reaffirms its full-year 2019 target for adjusted costs excluding transformation charges of € 21.5 billion.

We continued to grow business volumes to support future revenue growth.

  Loans in the Core Bank grew by € 12 billion, or € 6 billion on an FX-neutral basis, in the quarter to € 423 billion. The growth was focused on selected, high quality segments in the Corporate Bank, Investment Bank and Private Bank.
  Assets under management stood at € 1.24 trillion across Asset Management and the Private Bank. Assets under management grew by € 37 billion in the quarter including net inflows of € 5 billion. In the first nine months of 2019, assets under management grew by € 125 billion with cumulative net inflows of € 23 billion.

Revenues in core businesses resilient

Net revenues were € 5.3 billion in the quarter, down 15%. The most significant driver of this development was our strategic decision to exit Equities Sales & Trading.

Revenues in the Core Bank were € 5.5 billion, down 4%. Excluding specific items1, revenues were € 5.6 billion, down 3 % against the background of significant restructuring, headwinds in the global economy, and further pressure on interest rates during the quarter. Revenues in more stable businesses, the Corporate Bank, Private Bank and Asset Management were in aggregate marginally up. These businesses together accounted for 71   % of Core Bank revenues.

1 Specific revenue items, third quarter 2019 versus third quarter 2018:

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,318	1,647	2,054	543	(223)	(76)	5,262
DVA - IB Other / CRU	0	(62)	0	0	(19)	0	(82)
Change in valuation of an investment - FIC S&T	0	(37)	0	0	0	0	(37)
Update in valuation methodology – CRU	0	0	0	0	(81)	0	(81)
Sal. Oppenheim workout - Wealth Management	0	0	18	0	0	0	18
Gain on sale - Global Transaction Banking	0	0	0	0	0	0	0
Gain from property sale - Private Bank Germany	0	0	0	0	0	0	0
Revenues excluding specific items	1,318	1,746	2,037	543	(123)	(76)	5,444

	Three months ended Sep 30, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,242	1,740	2,112	567	459	54	6,175
DVA - IB Other / CRU	0	(58)	0	0	0	0	(58)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Update in valuation methodology – CRU	0	0	0	0	0	0	0
Sal. Oppenheim workout - Wealth Management	0	0	42	0	0	0	42
Gain on sale - Global Transaction Banking	0	0	0	0	0	0	0
Gain from property sale - Private Bank Germany	0	0	0	0	0	0	0
Revenues excluding specific items	1,242	1,799	2,070	567	459	54	6,191

Progress on costs

Noninterest expenses were € 5.8 billion in the quarter, up 4%, and included € 234 million of restructuring and severance and € 186 million of transformation charges, which consisted primarily of software impairments.

Adjusted costs2 excluding transformation charges were € 5.2 billion, down 4%. This decline was driven by lower compensation and benefits expenses reflecting the impact of workforce reductions and adjustments to employee benefits, and reductions in professional service fees. The year-on-year decline in other expenses was supported by recoveries and lower occupancy.

In the Core Bank, adjusted costs excluding transformation charges were € 4.7 billion, down 2   % versus the prior year quarter.

In the third quarter, following the implementation of our new corporate structure, we made changes to the way we allocate costs of internal services. These have no impact on Group financial performance, but do impact some of the current quarter business unit variances and performance. This impact is reflected in the results of the businesses.

2 Noninterest expenses, adjusted costs and adjusted costs ex-transformation charges, third quarter 2019 versus third quarter 2018:

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	989	1,561	1,909	404	790	121	5,774
Impairment of goodwill and other intangible assets	2	0	0	0	0	0	2
Litigation charges, net	0	12	(2)	(0)	24	78	113
Restructuring and severance	7	76	9	6	99	37	234
Adjusted costs	980	1,473	1,902	398	667	7	5,426
Transformation charges	6	77	5	9	87	2	186
Adjusted costs ex. transformation charges	973	1,396	1,898	389	580	5	5,240
Bank levies	1	1	1	0	0	0	3
Adjusted costs ex. transformation charges and ex bank levies	972	1,395	1,896	389	580	5	5,236

	Three months ended Sep 30, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	872	1,507	1,929	393	772	106	5,578
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	13	13	(4)	(25)	13	4	14
Restructuring and severance	8	51	9	4	28	3	103
Adjusted costs	851	1,443	1,924	414	731	99	5,462
Transformation charges	0	0	0	0	0	0	0
Adjusted costs ex. transformation charges	851	1,443	1,924	414	731	99	5,462
Bank levies	2	0	1	0	6	0	8
Adjusted costs ex. transformation charges and ex bank levies	850	1,443	1,923	414	725	99	5,454

The workforce declined to 89,958 on a full-time equivalent basis at the end of the quarter, down by approximately 4,750 since the prior year quarter and to below 90,000 for the first time since our acquisition of Postbank in 2010.

Credit quality remains solid

Provision for credit losses was € 175 million in the quarter, up by € 86 million. Provision for credit losses was impacted by a number of specific provisions, principally in the Corporate Bank, including a net positive effect of € 104 million arising from changes in estimates of € 167 million, stemming from model refinements and the annual recalibration of the forward looking information in our model, which more than offset a negative impact of € 63 million from the quarterly update of macroeconomic variables. This effect positively impacted results in the core businesses.

At 15 basis points of loans year to date, provision levels remain low by historical standards, reflecting the aforementioned positive effects, strong underwriting standards and the low risk profile of our loan portfolio.

Capital and balance sheet strength remain strong

The Common Equity Tier 1 ratio was 13.4   % at the end of the quarter, stable versus the end of the second quarter. In line with strategy, the positive impact of de-risking efforts, including reductions in operational risk weighted assets, offset the negative impact on capital of the quarterly net loss driven by transformation.

Risk weighted assets were € 344 billion at the end of the quarter, a decline of € 3 billion. Reductions in risk weighted assets in the Capital Release Unit of € 9 billion were partly offset by business growth in the Core Bank.

The fully loaded Leverage Ratio was 3.9   % at the end of the quarter, broadly stable compared to the previous quarter. On a phase-in basis, the Leverage Ratio was stable versus the previous quarter at 4.2%. Leverage exposure declined by € 13 billion, or € 39 billion on an exchange rate neutral basis, as the € 73 billion reduction in the Capital Release Unit was partly offset by business growth in the Core Bank.

Liquidity reserves remained robust at € 243 billion at the end of the third quarter. The Liquidity Coverage Ratio at the end of the quarter was 139%, representing a 59 billion excess above the required level of 100%.

The first nine months of 2019: results in summary

Deutsche Bank reported a pre-tax loss of € 1.3 billion and a net loss of € 3.8 billion in the first nine months of 2019. This was primarily driven by transformation-related charges. These included goodwill impairment charges of € 1.0 billion in the second quarter, triggered by revisions to strategic plans as part of the transformation process, and valuation adjustments on Deferred Tax Assets totaling € 2.4 billion in the second and third quarters.

Net revenues were € 17.8 billion in the first nine months of 2019, down 10   % versus the prior year period, reflecting business exits as part of the refocusing of our business in line with our strategic transformation. Revenues in the Capital Release Unit declined from € 1.6 billion to € 385 million in the first nine months, while revenues in the Core Bank declined 4 % to € 17.4 billion.

Provision for credit losses was € 477 million in the period, up 75 % year-on-year. This was driven predominantly by increases in the Corporate Bank and the Investment Bank, partly offset by the aforementioned positive effect. At 15 basis points of loans in 2019 to date, provision for credit losses remains at a low level.

Noninterest expenses were € 18.7 billion, up 5   % versus the prior year period, reflecting the aforementioned goodwill impairment charge in the second quarter of 2019, together with higher litigation charges which more than offset lower restructuring & severance charges. Adjusted costs declined by 2   % to €   17.1   billion, while adjusted costs excluding transformation charges were down 5 % to € 16.5 billion in the period, reflecting successive quarters of cost reduction efforts.

Capital and balance sheet

The Common Equity Tier 1 ratio was 13.4   % as of September 30, 2019, versus 14.0   % at the end of the prior year period. The fully loaded Leverage Ratio was 3.9   % versus 4.0   % and the phase-in Leverage Ratio was unchanged at 4.2%.

1 Specific revenue items, nine months 2019 versus nine months 2018:

	Nine months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	3,920	5,443	6,311	1,662	385	95	17,816
DVA - IB Other / CRU	0	(126)	0	0	(19)	0	(146)
Change in valuation of an investment - FIC S&T	0	101	0	0	0	0	101
Update in valuation methodology – CRU	0	0	0	0	(81)	0	(81)
Sal. Oppenheim workout - Wealth Management	0	0	84	0	0	0	84
Gain on sale - Global Transaction Banking	0	0	0	0	0	0	0
Gain from property sale - Private Bank Germany	0	0	0	0	0	0	0
Revenues excluding specific items	3,920	5,468	6,227	1,662	485	95	17,858

	Nine months ended Sep 30, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	3,857	6,087	6,617	1,673	1,619	(111)	19,741
DVA - IB Other / CRU	0	59	0	0	0	0	59
Change in valuation of an investment - FIC S&T	0	84	0	0	0	0	84
Update in valuation methodology – CRU	0	0	0	0	0	0	0
Sal. Oppenheim workout - Wealth Management	0	0	136	0	0	0	136
Gain on sale - Global Transaction Banking	57	0	0	0	0	0	57
Gain from property sale - Private Bank Germany	0	0	156	0	0	0	156
Revenues excluding specific items	3,800	5,944	6,324	1,673	1,619	(111)	19,249

2 Noninterest expenses, adjusted costs and adjusted costs ex-transformation charges, nine months 2019 versus nine months 2018:

	Nine months ended Sep 30,2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,436	4,813	6,129	1,273	2,740	288	18,681
Impairment of goodwill and other intangible assets	492	0	545	0	0	0	1,037
Litigation charges, net	(12)	140	(38)	1	69	99	260
Restructuring and severance	27	119	(17)	38	112	53	332
Adjusted costs	2,929	4,554	5,639	1,234	2,560	136	17,051
Transformation charges	6	77	17	9	426	2	537
Adjusted costs ex. transformation charges	2,923	4,476	5,623	1,225	2,134	134	16,514
Bank levies	54	241	59	0	259	3	616
Adjusted costs ex. transformation charges and ex bank levies	2,869	4,235	5,564	1,225	1,874	131	15,898

	Nine months ended Sep 30,2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	2,794	5,021	5,752	1,307	2,653	292	17,819
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	6	83	(75)	17	(32)	50	49
Restructuring and severance	31	194	39	17	62	39	382
Adjusted costs	2,757	4,744	5,788	1,273	2,623	203	17,388
Transformation charges	0	0	0	0	0	0	0
Adjusted costs ex. transformation charges	2,757	4,744	5,788	1,273	2,623	203	17,388
Bank levies	85	241	75	0	289	(6)	683
Adjusted costs ex. transformation charges and ex bank levies	2,672	4,504	5,713	1,273	2,335	209	16,705

Segment results

Corporate Bank (CB)

2019 to 2018 three months comparison

The Corporate Bank made good progress against its strategic objectives in the quarter with both volume growth and accelerated revenue growth.

Net revenues were € 1.3 billion, up 6%, principally driven by higher net interest income, with loans growing by 7%.

Across Global Transaction Banking, Cash Management revenues were slightly higher as a result of balance sheet management initiatives including adjustments in deposit pricing strategy, while revenue growth in Trade Finance reflected increased lending activity in our target areas of Germany and Asia. In Commercial Banking, solid revenues in Germany were driven in part by growth in lending volumes in selected areas of € 4 billion.

Provision for credit losses was € 76 million, up year-on-year, impacted by a number of specific provisions, partly offset by the aforementioned positive effect.

Noninterest expenses were up 13 % to € 989 million. Adjusted costs excluding transformation-related costs were € 973 million, up 14%. The increase reflects higher spending on controls and technology, as well as the aforementioned changes to the allocation of costs of internal services.

Profit before tax was € 254 million in the quarter, down 27%, primarily driven by the aforementioned cost factors.

2019 to 2018 nine months comparison

Net revenues were € 3.9 billion, an increase of 2 % versus the prior year period.

Noninterest expenses were € 3.4 billion, up 23 % year-on-year. The increase was primarily driven by the impairment of goodwill of € 491 million in the second quarter of 2019. Adjusted costs were € 2.9 billion, up 6%, partly reflecting the aforementioned third-quarter effects.

Provision for credit losses increased to € 180 million in the first nine months of 2019, versus € 56 million in the prior year period, impacted by a number of specific provisions.

The Corporate Bank reported a profit before tax of € 304 million and was impacted by the goodwill impairment in the second quarter of 2019.

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %
Net revenues:
Commercial Banking	340	336	4	1	1,020	954	66	7
Global Transaction Banking	978	907	71	8	2,900	2,903	(3)	(0)
Total net revenues	1,318	1,242	75	6	3,920	3,857	63	2
Provision for credit losses	76	24	52	N/M	180	56	124	N/M
Noninterest expenses:
Compensation and benefits	253	245	8	3	775	774	0	0
General and administrative expenses	728	621	107	17	2,152	2,000	151	8
Impairment of goodwill and other intangible assets	2	0	2	N/M	492	0	492	N/M
Restructuring activities	5	6	(0)	(5)	18	20	(2)	(8)
Total noninterest expenses	989	872	116	13	3,436	2,794	642	23
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	254	347	(93)	(27)	304	1,007	(703)	(70)

Total assets (in € bn)1	234	251	(16)	(7)	234	251	(16)	(7)
Loans (gross of allowance for loan losses, in € bn)1	119	112	7	7	119	112	7	7
Employees (full-time equivalent)1	7,516	7,356	161	2	7,516	7,356	161	2

N/M – Not meaningful

1 As of quarter-end.

Investment Bank (IB)

2019 to 2018 three months comparison

The Investment Bank made progress against its objectives of stabilizing revenues, reallocating resources and reducing costs in the quarter, despite launching a far-reaching restructuring.

Net revenues were € 1.6 billion, down 5 % year-on-year. Excluding specific items1, predominantly Debt Valuation Adjustments, revenues were € 1.7 billion, a decline of 3%.

Origination & Advisory revenues grew 20 % year-on-year, outperforming market fee pools which were flat according to Dealogic. Growth was driven by strength in Advisory and Debt Origination with market share gains in both High Yield and Leveraged Loans according to Dealogic.

Fixed Income & Currency (FIC) Sales & Trading revenues were € 1.2 billion. Financing revenues grew, reflecting increased client activity and loan growth of € 4 billion in the quarter and € 12 billion year-on-year in focused segments across FIC. Foreign Exchange revenues declined slightly with corporate-related flows partly offsetting continued low levels of market volatility. Revenues in Rates and Emerging Markets Debt declined significantly, reflecting our business restructuring and challenging market conditions including some risk management losses in the quarter.

Deutsche Bank reaffirmed its commitment to robust, broad-based Core Rates and Emerging Markets Debt businesses. Management is encouraged by progress in restructuring efforts and restored momentum in the businesses so far.

Provision for credit losses was € 20 million in the quarter. This low level reflects the low risk nature of our portfolio and the aforementioned positive effect.

Noninterest expenses rose slightly to € 1.6 billion. Adjusted costs excluding transformation2 related costs were € 1.4 billion, down 3%, reflecting the run-rate impact of strategic initiatives and the aforementioned changes to the allocation of costs of internal services.

Profit before tax was € 64 million in the quarter, down 73 % year-on-year.

2019 to 2018 nine months comparison

Net revenues of € 5.4 billion declined by 11 % year-on-year. Revenues in Fixed Income, Currency Sales & Trading were down by 8 % to € 4.3 billion and in Origination & Advisory down by 9 % to € 1.3 billion.

Noninterest expenses were € 4.8 billion in the first nine months of 2019, down 4 % versus the prior year period. Adjusted costs were also down 4 % to € 4.6 billion.

Provisions for credit losses increased to € 73 million in the first nine months of 2019, after € 27 million in the prior year period.

For the first nine months of 2019, the Investment Bank reported a profit before tax of € 537 million, down 47 % versus the prior year period.

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,230	1,409	(179)	(13)	4,348	4,702	(354)	(8)
Equity Origination	37	40	(3)	(6)	87	145	(58)	(40)
Debt Origination	321	283	38	14	857	940	(82)	(9)
Advisory	130	83	47	56	322	312	11	3
Origination & Advisory	488	406	82	20	1,266	1,396	(130)	(9)
Other	(71)	(74)	3	(4)	(171)	(11)	(160)	N/M
Total net revenues	1,647	1,740	(94)	(5)	5,443	6,087	(644)	(11)
Provision for credit losses	20	0	20	N/M	73	27	46	171
Noninterest expenses:
Compensation and benefits	616	660	(44)	(7)	1,845	2,052	(207)	(10)
General and administrative expenses	863	804	59	7	2,865	2,792	73	3
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	82	43	39	91	103	176	(73)	(41)
Total noninterest expenses	1,561	1,507	54	4	4,813	5,021	(207)	(4)
Noncontrolling interests	1	(0)	1	N/M	19	23	(4)	(18)
Profit (loss) before tax	64	234	(170)	(73)	537	1,016	(479)	(47)

Total assets (in € bn)1	585	463	122	26	585	463	122	26
Loans (gross of allowance for loan losses, in € bn)1	71	58	13	22	71	58	13	22
Employees (full-time equivalent)1	10,256	9,991	266	3	10,256	9,991	266	3

N/M – Not meaningful

1 As of quarter-end.

Private Bank (PB)

2019 to 2018 three months comparison

The Private Bank made progress against its objectives with further cost synergies from the integration of our German units, volume growth across the businesses and an acceleration of revenue growth in Wealth Management.

Net revenues were € 2.1 billion, down 3%, or down 2 % excluding specific items1. Revenues declined by 5 % in Private Bank Germany, driven partly by interest rate headwinds. This was partly offset by revenue growth in Private Bank International, up 5%, and Wealth Management, up 5 % excluding specific items1. The Private Bank continued to grow business volumes with loans up 4 % and assets under management up 3 % since the third quarter of 2018.

Provision for credit losses was€ 54 million, down 18%, partly reflecting the aforementioned positive effect and the low risk nature of our portfolio.

Noninterest expenses were € 1.9 billion, down 1%. Adjusted costs excluding transformation charges were also € 1.9 billion, down 1%, reflecting benefits from reorganization measures mainly in Germany, partly offset by higher investments in Wealth Management and the aforementioned changes to the allocation of costs of internal services.

The Private Bank has delivered approximately € 150 million of merger-related cost synergies in the first nine months of 2019 and the integration of our German operations remains well on track.

Profit before tax was € 92 million, down 22%.

2019 to 2018 nine months comparison

Net revenues were € 6.3 billion, down 5 % versus the prior year period, principally driven by lower specific items in Private Bank Germany and Wealth Management.

Noninterest expenses were € 6.1 billion, up 7 % versus the prior year period. This development was driven by the aforementioned goodwill impairment charges of € 545 million in the second quarter of 2019. Adjusted costs were down 3 % to € 5.6 billion.

Provisions for credit losses decreased by 4 % to € 225 million in the first nine months of 2019.

For the first nine months of 2019, the Private Bank reported a loss before tax of € 43 million, after profit before tax of € 629 million in the prior year period. The year-on-year development was primarily driven by the aforementioned goodwill impairment charge in the second quarter of 2019.

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,285	1,353	(68)	(5)	3,959	4,211	(251)	(6)
Private Bank International1	358	341	17	5	1,084	1,092	(8)	(1)
Wealth Management	411	418	(6)	(2)	1,268	1,314	(46)	(4)
Total net revenues	2,054	2,112	(57)	(3)	6,311	6,617	(306)	(5)
Of which:
Net interest income	1,266	1,285	(18)	(1)	3,874	3,883	(10)	(0)
Commissions and fee income	724	700	24	3	2,177	2,198	(21)	(1)
Remaining income	64	127	(63)	(49)	260	535	(275)	(51)
Provision for credit losses	54	66	(12)	(18)	225	235	(10)	(4)
Noninterest expenses:
Compensation and benefits	881	895	(14)	(2)	2,652	2,682	(30)	(1)
General and administrative expenses	1,028	1,031	(3)	(0)	2,972	3,073	(101)	(3)
Impairment of goodwill and other intangible assets	0	0	0	N/M	545	0	545	N/M
Restructuring activities	(1)	3	(3)	N/M	(39)	(3)	(36)	N/M
Total noninterest expenses	1,909	1,929	(20)	(1)	6,129	5,752	378	7
Noncontrolling interests	0	1	(0)	N/M	0	1	(1)	(99)
Profit (loss) before tax	92	117	(25)	(22)	(43)	629	(673)	N/M

Total assets (in € bn)2	287	283	4	1	287	283	4	1
Loans (gross of allowance for loan losses, in € bn)2	227	219	8	4	227	219	8	4
Assets under Management (in € bn)2	487	475	12	3	487	475	12	3
Employees (full-time equivalent)2	38,100	38,794	(694)	(2)	38,100	38,794	(694)	(2)

N/M – Not meaningful

1 Covers operations in Belgium, India, Italy and Spain.

2 As of quarter-end.

Asset Management (AM)

2019 to 2018 three months comparison

DWS is on track to reach its targets for net inflows and cost/income ratio, driven in part by faster-than-planned delivery on cost savings targets. The business reported the third consecutive quarter of net inflows, mainly driven by target growth areas of Passive, Multi-Asset and Alternatives.

Net revenues were € 543 million, down 4%. If adjusted for the impact of lower interest rates on the fair value of guarantees in certain retirement products, revenues were essentially flat year-on-year despite industry-wide fee pressures.

Noninterest expenses were € 404 million, up 3%, affected by the non-recurrence of a litigation release in the prior year quarter. Adjusted costs excluding transformation charges were down 6 % to € 389 million, benefiting from cost savings initiatives most notably in professional service fees.

Profit before tax was € 105 million in the third quarter, down 27%, primarily reflecting the non-recurrence of the aforementioned litigation release in the prior year quarter.

Assets under management grew by € 33 billion to € 754 billion during the quarter, the highest level since 2015, driven by net inflows of € 6 billion, market performance and a favorable FX impact. After three consecutive quarters of net inflows, cumulative year-to-date net inflows reached € 13 billion while assets under management were up by € 89 billion year-to-date.

2019 to 2018 nine months comparison

Asset Management reported net revenues of € 1.7 billion, essentially unchanged versus the prior year period.

Noninterest expenses were € 1.3 billion in the first nine months of 2019, down 3 % versus the prior year period. Adjusted costs were also down 3 % to € 1.2 billion.

Net inflows were € 13 billion in the first nine months of 2019, after a net outflow of € 16 billion in the prior year period. Assets under management were € 754 billion at the end of the period, up by € 60 billion versus the end of the prior year period.

Asset Management reported a profit before tax of € 291 million, down 6 % year-on-year. The decline was due to a rise in non-controlling interests related to DWS versus the prior year period.

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %
Net revenues:
Management Fees	540	532	8	2	1,588	1,594	(5)	(0)
Performance and transaction fees	21	20	1	4	98	67	30	45
Other	(18)	14	(33)	N/M	(24)	12	(36)	N/M
Total net revenues	543	567	(24)	(4)	1,662	1,673	(11)	(1)
Provision for credit losses	0	(1)	1	N/M	0	(1)	2	N/M
Total noninterest expenses:
Compensation and benefits	194	189	5	3	622	577	44	8
General and administrative expenses	209	202	7	3	621	718	(97)	(13)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	1	2	(1)	(46)	30	12	18	153
Total noninterest expenses	404	393	11	3	1,273	1,307	(34)	(3)
Noncontrolling interests	34	31	3	8	98	58	40	69
Profit (loss) before tax	105	144	(39)	(27)	291	309	(19)	(6)

Total assets (in € bn)1	10	9	1	7	10	9	1	7
Assets under Management (in € bn)1	754	694	60	9	754	694	60	9
Employees (full-time equivalent)1	3,994	4,014	(20)	(1)	3,994	4,014	(20)	(1)

N/M – Not meaningful

1 As of quarter-end.

Capital Release Unit (CRU)

2019 to 2018 three months comparison

The Capital Release Unit , formed in July, made significant progress in its first quarter of operation, with material reductions in Equities Sales & Trading positions and operations, and reduction underway in Fixed Income and other assets.

Net revenues were negative € 223 million, principally reflecting € 100 million of specific items which included Debt Valuation Adjustments and an update to a valuation methodology. Revenues were also negatively impacted by hedging costs and de-risking activity, including on portfolios now de-risked. Operating revenues net of liquidity and other funding costs were close to zero.

Noninterest expenses were € 790 million in the quarter, down 21 % versus the second quarter of 2019, as lower transformation charges more than offset higher restructuring and severance charges and litigation charges. Adjusted costs excluding transformation charges decreased by 6 % to € 580 million, reflecting a 16 % reduction in headcount and the implementation of further cost reduction measures.

Loss before income taxes was € 1.0 billion in the quarter, an increase of 35 % versus the second quarter of 2019, primarily reflecting reduced operating revenues and specific revenue items.

2019 to 2018 nine months comparison

In the first nine months of 2019, RWAs in the Capital Release Unit were reduced by € 16 billion to € 56 billion, close to reaching the € 20 billion reduction target by year-end 2019. The leverage exposure was reduced by over € 104 billion since the beginning of 2019.

For the first nine months of 2019, the Capital Release Unit reported net revenues of € 385 million, down 76 % versus the prior year period (primarily reflecting the bank’s strategy of exiting non-strategic or low-return businesses via the Unit).

Noninterest expenses were € 2.7 billion in the first nine months of 2019, up 3 % versus the prior year period. Adjusted costs were down 2 % to € 2.6 billion.

For the first nine months of 2019, the Capital Release Unit reported a loss before tax of € 2.4 billion, after a loss before tax of € 1.0 billion in the prior year period, driven by transformation charges and progress in reduction of non-strategic businesses.

Capital Release Unit results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	30-Sep-19	30-Sep-18	Absolute Change	Change in %	30-Sep-19	30-Sep-18	Absolute Change	Change in %
Net revenues	(223)	459	(682)	N/M	385	1,619	(1,234)	(76)
Provision for credit losses	26	(1)	27	N/M	(2)	(46)	44	(95)
Noninterest expenses:
Compensation and benefits	121	128	(7)	(6)	384	504	(120)	(24)
General and administrative expenses	574	620	(46)	(7)	2,251	2,094	157	8
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	95	23	72	N/M	105	55	50	92
Total noninterest expenses	790	772	18	2	2,740	2,653	88	3
Noncontrolling interests	1	0	1	N/M	1	0	1	168
Profit (loss) before tax	(1,040)	(312)	(728)	N/M	(2,355)	(988)	(1,367)	138
Total assets (in € bn)1	359	383	(23)	(6)	359	383	(23)	(6)
Employees (full-time equivalent)1	1,496	4,039	(2,543)	(63)	1,496	4,039	(2,543)	(63)

N/M – Not meaningful

1 As of quarter-end.

Corporate & Other (C&O)

2019 to 2018 three months comparison

Corporate & Other reported a loss before tax of € 161 million, compared to a loss before tax of € 23 million in the third quarter of 2018. This development was largely driven by higher funding & liquidity charges which reflect certain funding costs held centrally as part of the implementation of our new funds transfer pricing framework, together with litigation expenses of € 78 million in the quarter. Other contributing factors included higher shareholder expenses, driven by restructuring, and a lower positive contribution from valuation and timing differences.

2019 to 2018 nine months comparison

For the first nine month of 2019, Corporate & Other reported net revenues of € 95 million, after negative net revenues of € 111 million in the prior year period.

Noninterest expenses were € 288 million in the first nine months of 2019, down 2 % versus the prior year period. Adjusted costs were € 136 million, down 33 % year-on-year.

For the first nine months of 2019, C&O reported a loss before tax of € 75 million, after a loss before tax of € 324 million in the prior year period.

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %	Sep 30, 2019	Sep 30, 2018	Absolute Change	Change in %
Net revenues	(76)	54	(131)	N/M	95	(111)	207	N/M
Provision for credit losses	(1)	2	(3)	N/M	1	3	(1)	(47)
Noninterest expenses:
Compensation and benefits	707	741	(34)	(5)	2,173	2,321	(148)	(6)
General and administrative expenses	(626)	(635)	9	(1)	(1,925)	(2,028)	102	(5)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	40	0	40	N/M	40	(0)	40	N/M
Total noninterest expenses	121	106	16	15	288	292	(5)	(2)
Noncontrolling interests	(36)	(32)	(4)	13	(118)	(82)	(36)	43
Profit (loss) before tax	(161)	(23)	(139)	N/M	(75)	(324)	249	(77)
Employees (full-time equivalent)1	28,596	30,523	(1,928)	(6)	28,596	30,523	(1,928)	(6)

N/M – Not meaningful

1 As of quarter-end.

Consolidated balance sheet

Assets

in € m.	Sep 30, 2019	Dec 31, 2018
Cash and central bank balances	167,843	188,731
Interbank balances (w/o central banks)	10,223	8,881
Central bank funds sold and securities purchased under resale agreements	9,546	8,222
Securities borrowed	384	3,396
Financial assets at fair value through profit or loss
Trading assets	138,786	152,738
Positive market values from derivative financial instruments	434,157	320,058
Non-trading financial assets mandatory at fair value through profit and loss	96,196	100,444
Financial assets designated at fair value through profit or loss	3	104
Total financial assets at fair value through profit or loss	669,141	573,344
Financial assets at fair value through other comprehensive income	44,970	51,182
Equity method investments	913	879
Loans at amortized cost	426,539	400,297
Property and equipment	5,141	2,421
Goodwill and other intangible assets	7,650	9,141
Other assets	151,523	93,444
Assets for current tax	1,014	970
Deferred tax assets	6,036	7,230
Total assets	1,500,922	1,348,137

Liabilities and equity

in € m.	Sep 30, 2019	Dec 31, 2018
Deposits	584,409	564,405
Central bank funds purchased and securities sold under repurchase agreements	3,439	4,867
Securities loaned	1,712	3,359
Financial liabilities at fair value through profit or loss
Trading liabilities	48,230	59,924
Negative market values from derivative financial instruments	419,102	301,487
Financial liabilities designated at fair value through profit or loss	60,519	53,757
Investment contract liabilities	557	512
Total financial liabilities at fair value through profit or loss	528,407	415,680
Other short-term borrowings	12,762	14,158
Other liabilities	153,480	117,513
Provisions	2,483	2,711
Liabilities for current tax	695	944
Deferred tax liabilities	711	512
Long-term debt	144,811	152,083
Trust preferred securities	3,392	3,168
Obligation to purchase common shares	0	0
Total liabilities	1,436,301	1,279,400
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,413	40,252
Retained earnings	11,528	16,714
Common shares in treasury, at cost	(7)	(15)
Equity classified as obligation to purchase common shares	0	0
Accumulated other comprehensive income (loss), net of tax	1,129	253
Total shareholders’ equity	58,354	62,495
Additional equity components	4,668	4,675
Noncontrolling interests	1,599	1,568
Total equity	64,620	68,737
Total liabilities and equity	1,500,922	1,348,137

Movements in assets and liabilities

As of September 30, 2019, the total balance sheet increased by € 152.8 billion (or 11%) compared to year-end 2018, primarily driven by increases in positive and negative markets values of derivative financial instruments. Further increases were driven by growth in loans and deposits, partly offset by reductions in cash, central bank and interbank balances, trading assets and liabilities as well as long-term debt, all reflecting execution of our priorities:

Loans at amortized cost grew by € 26.2 billion, reflecting lending initiatives in our Investment Bank, Private Bank and Corporate Bank divisions. Deposits grew by € 20.0 billion, primarily driven by deposit growth in Private Bank and Corporate Bank.

Cash, central bank and interbank balances declined by € 19.5 billion, primarily driven by a shift of liquidity reserves from cash into securities as part of the continued optimization of the bank’s funding.

Trading assets and trading liabilities decreased by € 14.0 billion and € 11.7 billion respectively, primarily resulting from the wind-down of our equity Sales & Trading operations, partly offset by increased activity in our core businesses.

As part of our strategy to reduce our market funding, we reduced long-term debt by € 7.3 billion as maturities exceeded new issuances.

Positive market value of derivative financial instruments increased by € 114.1 billion (thereof € 68 billion in the third quarter 2019), with a corresponding increase of € 117.6 billion in negative market value of derivative financial instruments, primarily in interest rate products driven by yield curve movements.

In addition, remaining assets were up by € 58.2 billion, including € 40.1 billion related to brokerage and securities related receivables which included a € 14.0 billion increase in regular way pending settlements balances. This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels. This seasonality pattern was also reflected in an increase in brokerage and securities related payables, which contributed € 28.7 billion to the € 35.9 billion increase in remaining liabilities.

The overall movement of the balance sheet included an increase of approximately € 30 billion due to foreign exchange rate movements, mainly driven by strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Liquidity reserves amounted to € 243 billion as of September 30, 2019 (67 % cash and cash equivalents and 33 % highly liquid and other securities). As of December 31, 2018 the liquidity reserves amounted to € 259 billion (71 % cash and cash equivalents and 29 % highly liquid and other securities). The decrease in liquidity reserves is attributable to planned liquidity deployment across the loan books of the businesses, the central liquidity deployment program and reductions in outstanding issuances.

Equity

Total equity as of September 30, 2019 decreased by € 4.1 billion compared to December 31, 2018. The decline in equity was driven by a net loss attributable to Deutsche Bank shareholders and to additional equity components of € 3.9 billion, primarily related to transformation related charges. Total equity was also impacted by remeasurement losses related to defined benefit plans of € 622 million, net of tax, coupons paid on additional equity components of € 330 million, as well as cash dividends paid to Deutsche Bank shareholders of € 227 million and a negative impact due to the adoption of IFRS 16 of € 137 million, net of tax. The declines in equity were partly offset by gains from foreign currency translation of € 638 million, net of tax, mainly resulting from the strengthening of the US dollar against the euro and unrealized net gains of financial assets at fair value through other comprehensive income of € 245 million, net of tax.

Strategy

Progress on strategy implementation

In July 2019, we announced a material repositioning of our bank to refocus on our core strengths and to allow us to improve our structural profitability. As part of our longer-term strategic targets, we set four objectives for 2019 and have made good progress against these objectives in the third quarter of 2019.

We continue to manage our balance sheet conservatively

We are committed to managing our balance sheet conservatively as we execute our strategic transformation. At the end of the third quarter of 2019, our Common Equity Tier 1 ratio was 13.4%, stable to the prior quarter as we offset the transformation related charges and regulatory headwinds with reductions in risk weighted assets. We also continued to operate with a high liquidity coverage ratio of 139 % in the quarter.

Our risk levels are also conservative with value-at-risk in our Group at € 29.6 million in the quarter, slightly increased compared to the second quarter of 2019, driven in part by the loss of portfolio benefits associated with the Equity Sales & Trading activity which was materially reduced in the quarter, in line with our strategy. Provisions for credit losses increased compared to the prior and prior year quarter. At 16 basis points of loans at amortized cost, provisions for credit losses remained low versus our European and global peers, reflecting our conservative underwriting standards and the low risk nature of our portfolios.

We made progress in stabilizing our Core Bank revenues

Our strategic transformation is designed to refocus our Core Bank around our core, market-leading businesses which typically operate in growing markets with attractive return potential. Our Core Bank comprises our four core operating divisions, namely the Corporate Bank, the Investment Bank, the Private Bank, and Asset Management together with the segment Corporate & Other. Revenues in our Core Bank in the third quarter declined by 4 % compared to the third quarter of 2018, on a reported basis, or 3 % excluding specific items as detailed in the Non-GAAP financial measures section in this report.

However, within the Core Bank, revenues in our less market sensitive businesses of Corporate Bank, Private Bank and Asset Management which in aggregate accounted for over 70 % of group revenues in the third quarter were broadly stable as we offset the interest rate headwinds with volume and asset growth. Within our Investment Bank, revenues declined by 5 % compared to the third quarter of 2018, although several of our businesses performed well. Quarterly revenues in Origination & Advisory rose by 20 % year-on-year and outperformed global fee pools, driven by higher Advisory and Debt Origination revenues. In addition, many of our market-leading franchises within Fixed Income, Currency (FIC) Sales & Trading performed well. Financing revenues were higher while revenues in Foreign Exchange were only slightly lower despite further declines in market volatility in the third quarter of 2019. The decline in revenues within the Investment Bank was driven by declines in Rates and Emerging Market Debt Sales & Trading reflecting a specific item related to the valuation of an investment, weaker trading conditions as well as our restructuring of these businesses in the quarter.

Deleveraging the Capital Release Unit is on track

The Capital Release Unit was established in the third quarter of 2019 to quickly and efficiently dispose of non-strategic or low-return assets which are no longer consistent with the bank’s strategy, to release capital and to create a smaller, simpler and less market-sensitive balance sheet.

We made good progress in reducing assets in the third quarter of 2019 and are on track to reach our year-end 2019 targets. The dedicated management team of the Capital Release Unit has begun to execute on deleveraging actions. We have de-risked the Cash Equities Trading business, begun to shut down systems and have executed the transfer of a substantial share of our flow Equity Derivatives portfolios.

Following the signing of a preliminary agreement in July 2019, we signed a master transaction agreement for the transfer of our Global Prime Finance and Electronic Equities platform to BNP Paribas in September 2019. This agreement remains subject to regulatory approvals of the relevant authorities. The agreement will provide continuity of service to Deutsche Bank’s Global Prime Finance and Electronic Equities clients. Under the agreement, Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas.

We reduced risk-weighted assets in the Capital Release Unit by € 9 billion to € 56 billion at the end of the third quarter of 2019 and are on track to reach our year-end 2019 € 52 billion target for risk-weighted assets.

We reduced leverage exposure in the Capital Release Unit by € 73 billion to € 177 billion at the end of the third quarter of 2019 and we are working towards our year-end 2019 target of € 119 billion. In working towards our 2019 leverage exposure target we assume closing the transfer agreement with BNP Paribas related to Global Prime Finance and Electronic Equities, which is currently pending regulatory approvals, in the fourth quarter of 2019. Leverage exposure in the Capital Release Unit relating to this transaction was € 40 billion at the end of the third quarter of 2019, of which about half is expected to transition around the closing of the transaction and the remainder over time. Consequently, we expect leverage exposure in the Capital Release Unit to finish this year around € 140 billion in line with the original target level adjusted for the retained assets pursuant to an agreement.

We continued to deliver on our cost reduction targets

A core part of our strategic transformation is reducing our cost base while continuing to invest in our technology and our control environment.

In the third quarter of 2019, we reduced adjusted costs excluding transformation-related charges by over € 200 million compared to the prior year quarter to € 5.2 billion. In-line with our strategy, we reduced costs in every cost category excluding IT costs. The reduction in adjusted costs in the third quarter puts us on a track to reach our 2019 adjusted cost target excluding transformation-related charges of € 21.5 billion.

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2019. The business unit commentary is based on the new segmental structure as announced on July 7, 2019, and should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2018 and the Interim Report as of June 30, 2019.

For the Group, we expect post-tax return on tangible shareholders equity in 2019 to be negatively impacted by the upfront costs to execute our strategy.

Group revenues in 2019 are expected to be lower than in 2018. We expect revenues in the Corporate Bank to be essentially flat, with a stable development in Global Transaction Banking and slightly higher revenues in Commercial Banking, mainly from growth in lending. Investment Bank revenues are expected to be lower as the macroeconomic uncertainty and political factors that have negatively impacted revenues, specifically in Fixed Income, Currency (FIC) Sales & Trading, in the first nine months of 2019 should continue. We expect Private Bank revenues to be slightly lower as continued growth in our loan and investment businesses is likely to be offset by lower specific items including real estate sale gains as well as the negative impact of the interest rate environment. We expect Asset Management revenues to be essentially flat as stable management fees, higher performance and transaction fees are expected to be offset by a reduction in other revenues, driven by impacts resulting from the fair value measurement of guarantees in certain retirement products. Reflecting the exit of certain assets and businesses as well as the costs of de-risking, we expect revenues in the Capital Release Unit to be significantly lower.

While the interest rate environment has deteriorated since the second quarter of 2019, we are working on a series of mitigating actions including re-pricing deposits, introducing incremental account fees and the deployment of our excess liquidity to offset these headwinds. At this stage, our 2022 revenue aspirations and return on tangible equity targets remain unchanged.

Adjusted costs excluding transformation-related charges are expected to decline by € 1.3 billion in 2019 to € 21.5 billion. The decline in adjusted costs excluding transformation-related charges should result from the run-rate impact of measures executed in 2018 as well as from the impact from the German retail integration, and business exits as highlighted in our strategic announcement. We expect transformation-related charges regarding restructuring and severance of approximately € 0.7 billion for the full year 2019. The decrease compared to our previous expectation of €   1.0   billion as announced as part of our strategic transformation in July 2019 reflects a more efficient use of our budgets than we had previously forecasted. As a result, we now expect cumulative restructuring and severance spend to be slightly less than €   2   billion between 2019 and 2022. In addition, we expect transformation-related charges which form part of our adjusted costs of up to €   1   billion for the full year 2019 compared to our previous expectation of up to €   0.6   billion, with the increase mainly relating to software and reflecting further refinements to our estimates as we develop our technology transformation.

In line with our previous guidance, we expect provision for credit losses to increase in the fourth quarter of 2019 from recent low levels but to remain in the mid-teens of basis points or slightly higher as a proportion of loans for this year.

We reaffirm our target to manage our Common Equity Tier 1 ratio to around 13 % in the fourth quarter of 2019 with the decline compared to the third quarter of 2019 driven by multiple factors, including projected transformation-related charges and a negative impact expected from an update to our pension liability for lower mortality rates, including related tax effects. We are working towards our Leverage Ratio target of 4 % by year-end 2019. Risk weighted assets and leverage exposure are both expected to be lower at year-end 2019 compared to 2018.

Risks and opportunities

The developments noted in the quarter did not materially alter our assessment of the risks and opportunities that our businesses are exposed to as laid out in our Annual Report 2018.

Risks

Macroeconomic and market conditions

One of the key downside risks remains the potential escalation of the global trade conflict between key trading partners (United States, China and the European Union). In addition, ongoing protests in Hong Kong as well as a potential military clash in the Middle East could result in further negative economic impacts, possibly driven by additional sanctions and wider instability in the region.

A prolonged period of low interest rates in the Eurozone could materially impact our profitability and balance sheet deployment. While our revenues are particularly sensitive to interest rates, given the size of our loan and deposit books denominated in Euros, the low interest rates environment can also impact other balance sheet positions which are accounted at fair value. Interest rates remained negative for certain risk-free instruments, especially German government bonds. While the ECB’s decision on September 12, 2019 to introduce deposit tiering (starting on October 30, 2019) will result in benefits to our net interest income, any longer term indications to ease monetary conditions further could result in a significant impact on revenues relative to our current expectations. Actions to offset this rate impact, such as pricing changes or the introduction of additional fees, may not be sufficient to offset this impact.

If multiple key downside risks simultaneously materialize and / or occur in combination with a more pronounced economic slowdown, the negative impact on our business environment could be more severe than currently expected.

Preserving a CET   1 ratio above 12.5   % is a key element of our strategy and our commitments to regulators. Our capital ratio development reflects, among other things: the operating performance of our core businesses; the extent of our restructuring and transformation costs; costs relating to potential litigation and regulatory enforcement actions; the progress we make in deleveraging the Capital Release Unit; growth in the balance sheet usage of the core businesses; changes in our tax and pension accounts; impacts on Other Comprehensive Income; and changes in regulation and regulatory technical standards. If the operating environment worsens significantly or our assumptions and controls over any of these items vary significantly from our current expectations, we would take action to ensure we meet our minimum capital objectives. These actions or measures may result in adverse effects on our business, results of operations or strategic plans and targets.

Political risks

Our Brexit preparations continued in the third quarter amidst the risk of a “no deal” Brexit by October 31, 2019 and an extended deadline regarding the withdrawal of the United Kingdom from the European Union. Client migration is materially complete and no-deal contingency plans have been put into action. However, regulatory uncertainty of a “no deal” Brexit continues to exist for some of our business activities.

Strategy

With the announcement of a series of measures to restructure our operations on July 7, 2019, including creation of the new Capital Release Unit, we face transformation risks associated with the disposal and wind down of assets as well as the delivery of the cost reduction program aimed at improving long-term profitability and returns. Following the announcement, additional controls and processes have been established and a dedicated governance structure is now in place to capture and track risks arising from the transformation process. We could, however, face material and adverse impacts on our business activities, including material losses if we fail to appropriately identify risks or implement additional controls as required.

In addition, if we fail to implement our strategic initiatives, fail to produce the anticipated benefits or miss our publicly communicated targets, we may be unable to achieve our financial objectives which could materially and adversely affect our results, capital base and broader financial condition as well as our share price.

Regulatory supervisory reforms, assessments and proceedings

Regulators and central banks have set the goal of improving the robustness of financial benchmarks, especially interest rate benchmarks. As a result, the ongoing availability of, among other benchmarks, the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Euro Overnight Index Average rate (“EONIA” and, together, “IBORs”) and potential timing of discontinuation remain uncertain. Some reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

A material portion of our assets and liabilities, including financial instruments we trade and other transactions and services we are involved in, have interest rates linked to IBORs that may be subject to potential reform or discontinuation, requiring us to prepare for such change and for a potential transition to “risk-free-rates” (“RFRs”) where relevant. The discontinuation of these IBORs and the transition to RFRs pose a variety of risks to us, including risks of market disruption with associated market and liquidity risks, litigation risk, accounting and tax risks and operational risks. Depending on how these matters and the related risks develop, and the adequacy of the response of the industry, the market, regulators and us to them, the reform and discontinuation of IBORs and transition to RFRs could have adverse effects on our business, results of operations, capital requirements and profitability.

Regulators can also impose capital surcharges or regulatory adjustments to reflect additional risks posed by deficiencies in our control environment, or as a result of supervisory inspections concerning the treatment of specific products or transactions. In extreme cases, they can even suspend our permission to operate within their jurisdictions. Also changes in rule interpretations can have a material impact on the treatment of positions for capital, liquidity and other regulatory requirements and ratios.

Opportunities

Strategy

With our announcement on July 7, 2019, we are placing greater focus on those areas of core strengths that are fundamental for our clients. The assessment of inherent opportunities has not materially changed. Focus remains on growth across our four core businesses and on continuing to leverage opportunities in the market to continue to dispose of assets no longer core to our strategy through our new Capital Release Unit.

Risk information

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the third quarter of 2019. Disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in our additional Pillar 3 report which can be found on our website.

In January 2019, Regulations (EU) 2017/2401 and 2017/2402 introduced changes to the methodology for determining RWAs for new securitizations originated on or after January   1, 2019. All securitization transactions originated before this date remain subject to the rules introduced by CRR/CRD as applicable until December 31, 2018 and will be subject to the new framework on January   1, 2020. Furthermore, amendments to the Capital Requirements Regulation (EU) 575/2013 and the Capital Requirements Directive (EU) 2013/36 have been provided in June 2019 with the publication of Regulation (EU) 2019/876 and Directive (EU) 2019/878. The key change that is applicable from June 27, 2019 relates to the introduction of a total loss-absorbing capacity (TLAC) requirement.

We present in this report certain figures based on our definition of own funds (applicable for Additional Tier 1 capital and Tier 2 capital and figures based thereon, including Tier 1 capital and Leverage Ratio) on a “fully loaded” basis. The term “fully loaded” is defined as excluding the transitional arrangements for own funds introduced by the CRR/CRD applicable until June   26, 2019. However, it reflects the latest transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019.

Please refer to our Annual Report 2018 under the chapter “Risk report” for further information on key risk categories and on the management of our material risks.

Overall risk assessment

The global economic outlook deteriorated further in the third quarter of 2019, mainly due to the persistent trade tensions and an overall mature business cycle. Most financial risk assets posted positive returns in the third quarter of 2019 overall, with strong performances in July and September more than offsetting a risk-asset sell-off episode in August. With inflationary pressure continuously contained, the Federal Reserve and the European Central Bank eased their monetary policy stance, keeping market concerns in check and putting further downward pressure on the yield curve. The coordinated central bank policy easing should limit the cyclical slowdown and mitigate the risk of recession in the US and to some extent in Europe as well. As a result, long-term benchmark yields dropped to cyclical or even record lows in the course of the third quarter, deepening the extremely low or negative interest rates environment and adding to the pressure on banking sector profitability especially in Europe. While the eased monetary policy supports risk asset market valuations overall, the Fed’s intervention to ease temporary tensions in the US overnight repo market in mid-September demonstrated that liquidity in specific, even collateralized market segments might be less abundant than often assumed.

Key macroeconomic downside risks are still dominated by the potential escalation of the global trade conflict, which has already caused a recession in global manufacturing according to latest business surveys. A failure of US-China trade talks and an extension to Europe including import tariffs on cars, would add to the damage already done to global trade and growth. The risk of a “no deal” Brexit remained high as the October 31, 2019 deadline approaches, as did the possibility of a general election in the UK. A disorderly Brexit could aggravate the already softer economic and trade outlook for Europe overall. Geopolitical risk remains elevated, e.g. concerning tensions in the Middle East as well as ongoing protests in Hong Kong.

In addition to the “lower for longer” interest rate environment which can impact our net interest income and other rate sensitive businesses activities as well as other macro risks described above, we are exposed to a variety of financial risks, including but not limited to counterparty default risks or sudden market shocks impacting our credit and market risk profiles and non-financial risks including but not limited to operational and IT infrastructure, transaction processing and third party vendor risks.

The potential impacts of these risks are assessed through portfolio reviews and stress tests. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize as envisaged.

Key risk metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually.

Common Equity Tier 1 ratio
30.9.2019	13.4%
31.12.2018	13.6%

Economic capital adequacy ratio¹
30.9.2019	176%
31.12.2018	196%

Leverage ratio (fully loaded)
30.9.2019	3.9%
31.12.2018	4.1%

Total loss absorbing capacity (TLAC)
30.9.2019 (Risk Weighted Asset based)	34.0%
30.9.2019 (Leverage Exposure based)	9.1%

Liquidity coverage ratio (LCR)
30.9.2019	139%
31.12.2018	140%

Total risk-weighted assets
30.9.2019	€ 344.0 bn
31.12.2018	€ 350.4 bn

Total economic capital
30.9.2019	€ 28.5 bn
31.12.2018	€ 26.1 bn

Leverage exposure
30.9.2019	€ 1,291 bn
31.12.2018	€ 1,273 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.9.2019	10.7%
31.12.2018	11.1%

Stressed net liquidity position (sNLP)
30.9.2019	€ 32.1 bn
31.12.2018	€ 48.1 bn

1 Formerly reported as “Internal Capital Adequacy Ratio”.

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	48,797	69,429	67,965	5,545	17,893	18,587	228,215
Settlement risk	0	1	0	0	40	0	41
Credit valuation adjustment (CVA)	86	2,248	160	66	3,212	44	5,816
Market risk	376	25,352	87	28	5,525	0	31,367
Operational risk	7,727	27,531	9,079	4,854	29,349	0	78,540
Total	56,987	124,561	77,290	10,493	56,019	18,630	343,979

	Dec 31, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	48,059	63,938	59,564	5,236	20,071	15,958	212,827
Settlement risk	0	2	0	0	37	47	86
Credit valuation adjustment (CVA)	33	3,363	195	111	4,254	40	7,997
Market risk	438	24,923	89	0	12,085	0	37,535
Operational risk	9,632	32,135	9,460	5,017	35,745	0	91,989
Total	58,162	124,360	69,308	10,365	72,193	16,045	350,432

Our RWA were € 344.0 billion as of September 30, 2019, compared to € 350.4 billion at the end of 2018. The decrease of € 6.5 billion was primarily driven by RWA for operational and market risk partly offset by increased RWA for credit risk. The operational risk RWA reduction by € 13.4 billion was mainly driven by three model refinements, which aligned our expected loss deductible with recent regulatory requirements, linked the use of external loss data closer to the bank’s business footprint and improved the use of risk appetite metrics in the capital model. Other drivers were the lighter internal loss profile as well as the reflection of our new business structure. The market risk RWA reduction of € 6.2 billion primarily resulted from decreases in risk exposures within the incremental risk charge and in securitizations positions. CVA RWA reduced by € 2.2 billion as a result of methodology-related changes and decreases in risk exposures. The credit risk RWA increased by € 15.4 billion as a result of business growth in our core businesses as well as the introduction of IFRS 16 and FX related movements of € 4.1 billion. Furthermore, the credit risk RWA increase reflected methodology and regulatory updates along with parameter recalibrations.

CET 1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2019	Dec 31, 2018
Total shareholders’ equity per accounting balance sheet	58,354	62,495
Deconsolidation/Consolidation of entities	(108)	(33)
Of which:
Additional paid-in capital	(8)	(12)
Retained earnings	(236)	(150)
Accumulated other comprehensive income (loss), net of tax	136	130
Total shareholders’ equity per regulatory balance sheet	58,246	62,462
Minority Interests (amount allowed in consolidated CET 1)	863	846
Accrual for dividend and AT1 coupons1	0	(267)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	59,109	63,041
Prudential filters	(1,878)	(1,833)
Of which:
Additional value adjustments	(1,675)	(1,504)
Any increase in equity that results from securitized assets	(2)	(1)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(202)	(329)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(11,186)	(13,722)
Of which:
Goodwill and other intangible assets (net of related tax liabilities)	(7,087)	(8,566)
Deferred tax assets that rely on future profitability	(1,266)	(2,758)
Negative amounts resulting from the calculation of expected loss amounts	(313)	(367)
Defined benefit pension fund assets (net of related tax liabilities)	(1,013)	(1,111)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(1,506)	(920)
Common Equity Tier 1 capital	46,044	47,486

1 No interim profits are to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

2 Includes € 0.4 billion capital deduction effective from April 2019 based on a regular ECB review, € 0.8 billion capital deduction based on ECB guidance and following the EBA Guidelines on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme effective from January 2018 onwards and capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16 (1) (c) and 16 (2) (d) of Regulation (EU) 1024/2013.

Our CET 1 capital ratio as of September 30, 2019 decreased to 13.4 % compared to 13.6   % as of December 31, 2018. The decrease is due to a € 1.4 billion decrease in our CET 1 capital compared to year end 2018, partly offset by the above-mentioned decrease in RWA. The decrease of CET 1 capital was mainly driven by re-measurement losses related to defined benefit pension plan of € 0.5 billion and an additional capital deduction of € 0.4 billion related to regular ECB review. Furthermore, our CET 1 capital was reduced by € 0.6 billion in the second quarter of 2019 due to the payment of our common share dividends for the financial year 2018 (€ 0.11/share following the Annual General Meeting) and the yearly AT1 coupon payment, which was partially offset by year end 2018 dividend and AT1 accruals of € 0.3 billion following Article 26(2) of Regulation (EU) No 575/2013 and as per ECB decision (EU) 2015/4. As of September 30, 2019 the net loss attributable to Deutsche Bank shareholders and additional equity components was € 3.9 billion. The € 3.9 billion net loss was mainly attributable to revaluation of deferred tax assets and the impairment of goodwill and other intangible assets which were largely capital neutral as goodwill and other intangible assets and most of deferred tax assets were deducted from CET 1 capital. Since we did not include an interim profit in our CET 1 capital as a consequence of the negative net income in financial year 2019, no AT1 coupons were accrued in CET 1 capital in accordance with Article 26 (2) CRR.

Other measures

Total economic capital and economic capital adequacy ratio

As of September 30, 2019, our economic capital usage amounted to € 28.5 billion, which was € 2.4 billion or 9.2 % higher compared to € 26.1 billion economic capital usage as of December 31, 2018. The capital usage for business risk increased by € 1.1 billion. This was mainly driven by increased strategic risk economic capital of € 0.9 billion due to the restructuring of the Equities business and the revised earnings outlook for the bank. The economic capital usage in credit risk increased by € 0.9 billion mainly due to methodology changes, including enhanced modelling of transfer risk and higher settlement exposures. The economic capital usage in market risk increased by € 0.2 billion mainly due to nontrading market risk increase of € 1.1 billion from higher interest rate exposures which was offset by a decrease in trading market risk of € 0.9 billion due to de-risking and reduced inventory. The operational risk economic capital usage decrease of € 1.1 billion was mainly driven by three model refinements, which aligned our expected loss deductible with recent regulatory requirements, linked the use of external loss data closer to the bank’s business footprint and improved the use of risk appetite metrics in the capital model. Other drivers were changes in the internal loss profile as well as the reflection of our new business structure. A reduced inter-risk diversification benefit of € 1.3 billion was primarily driven by model recalibration and shifts in the strategic risk profile related to our banks transformation.

The economic capital adequacy ratio was 176 % as of September 30, 2019, compared with 196 % as of December 31, 2018. The change of the ratio was due to an increase in capital demand (as explained above) and decrease in capital supply. The capital supply decreased by € 0.9 billion mainly driven by re-measurement losses related to defined benefit pension plan of € 0.5 billion and an additional capital deduction of € 0.4 billion related to regular ECB review. In the second quarter of 2019, shareholder’s dividend for the financial year 2018 (€ 0.11/share following the Annual General Meeting) and the yearly AT1 coupon payment were paid out which were offset by corresponding accruals. As of September 30, 2019, the net loss attributable to Deutsche Bank shareholders and additional equity components was € 3.9 billion. The € 3.9 billion net loss was mainly attributable to revaluation of deferred tax assets and the impairment of goodwill and other intangible assets which were largely capital neutral as goodwill and other intangible assets and most of deferred tax assets were deducted from capital.

Leverage ratio and leverage exposure

As of September 30, 2019, our fully loaded Leverage ratio was 3.9 % compared to 4.1 % as of December 31, 2018, taking into account as of September 30, 2019 a fully loaded Tier 1 capital of € 50.6 billion over an applicable exposure measure of € 1,291 billion (€ 52.1 billion and € 1,273 billion as of December 31, 2018, respectively). In the first nine months of 2019, our Leverage exposure increased by € 18 billion to € 1,291 billion. This primarily reflected the development of our balance sheet: loans grew by € 26 billion and pending settlements were € 14 billion higher from seasonally low year-end levels. This was partly offset by cash and central bank/interbank balances and non-derivative trading assets which decreased by € 19 billion and € 16 billion, respectively. SFT related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) decreased by € 9 billion. Remaining asset items increased by € 22 billion, related to a large extent to a shift of liquidity reserves from cash into securities as part of the continued optimization of the bank’s funding. Furthermore, there was a reduction of the Leverage exposure related to derivatives by € 6 billion mainly driven by lower effective notional amounts of written credit derivatives. Off-balance sheet exposures increased by € 6 billion corresponding to higher notional amounts for irrevocable lending commitments.

The increase in Leverage exposure in the first nine months of 2019 included a positive foreign exchange impact of € 30 billion mainly due to the depreciation of the Euro against the U.S. dollar. The effects from foreign exchange rate movements are embedded in the movement of the Leverage exposure items discussed in this section.

On a phase-in basis, our Leverage ratio decreased from 4.3 % to 4.2 % during the first nine months of 2019 taking into account as of September 30, 2019 a phase-in Tier 1 capital of € 53.7 billion over an applicable exposure measure of € 1,291 billion (€ 55.1 billion and € 1,273 billion as of December 31, 2018, respectively).

Total loss absorbing capacity and minimum requirement for own funds and eligible liabilities

TLAC and MREL

in € m. (unless stated otherwise)	Sep 30, 2019	Dec 31, 2018
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	46,044	47,486
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	7,699	7,604
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	6,117	6,202
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	12	745
Tier 2 (T2) capital instruments eligible under TLAC/MREL	6,128	6,947
Total regulatory capital elements of TLAC/MREL	59,872	62,037

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	57,336	54,852
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	(221)	–
Total Loss Absorbing Capacity (TLAC)	116,986	–
Senior preferred plain vanilla	1,068	1,020
Available Minimum Own Funds and Eligible Liabilities (MREL)	118,275	117,909

Total liabilities and own funds after prudential netting (TLOF)	1,103,951	1,058,484

TLAC ratio
TLAC ratio (as percentage of RWA)	34.01	–
TLAC ratio (as percentage of Leverage Exposure)	9.06	–

MREL ratio
MREL ratio (as percentage of TLOF)	10.71	11.14

TLAC

As of September 30, 2019, total loss absorbing capacity (TLAC) was € 117 billion and the corresponding TLAC ratios were 34.0% (RWA based) and 9.1% (Leverage exposure based). This means that Deutsche Bank has a comfortable buffer of € 40 billion over its total loss absorbing capacity minimum requirement of € 77 billion (22.5 % RWA based and 6 % Leverage exposure based).

MREL

As of September 30, 2019, total liabilities and own funds (TLOF) were € 1,104 billion and available MREL were € 118 billion, corresponding to a ratio of 10.7%, compared to € 1,058 billion TLOF and € 118 billion MREL and a ratio of 11.1 % as of December 31, 2018. This means that Deutsche Bank has a comfortable buffer of own funds and eligible liabilities which is € 17 billion above our MREL.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) at the end of the quarter stands at 139 % compared to 140 % as of December 31, 2018. This change was due to higher decrease in our High Quality Liquid Assets (HQLA) when compared to the Net Cash Outflows (NCO).

Stressed net liquidity position

As of September 30, 2019, our liquidity position remains robust and well above internal minimum requirements with a surplus of € 32.1 billion compared to € 48.1 billion as of December 31, 2018. The development was largely driven by management action to actively reduce excess liquidity and invest in higher yielding assets as part of our strategy.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment

	Sep 30, 2019					Dec 31, 2018
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	688,844	28,511	7,537	2,264	727,156	637,037	32,335	7,452	1,963	678,787
Allowance for credit losses²	548	515	3,068	54	4,185	509	501	3,247	3	4,259

Fair value through OCI
Fair value	44,419	551	0	0	44,970	50,932	247	2	1	51,182
Allowance for credit losses	14	11	0	0	24	11	1	0	(0)	13

Off-balance sheet
Notional amount	256,942	5,961	1,066	0	263,969	252,039	10,021	599	0	262,659
Allowance for credit losses³	137	53	139	0	329	132	73	84	0	289

1 Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2 Allowance for credit losses do not include allowance for country risk amounting to € 3 million as of September 30, 2019 and € 6 million as of December 31, 2018.

3 Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of September 30, 2019 and € 5 million as of December 31, 2018.

Additional information

Management and Supervisory Board

Management Board

Garth Ritchie stepped down as Head of Corporate & Investment Bank and as a member of the Management Board on July   31, 2019. To ensure a smooth transition of time critical UK regulatory matters including Brexit-related issues he will continue to advise the bank until end of November 2019.

Management Board members Sylvie Matherat and Frank Strauss left the bank on July 31, 2019.

The Supervisory Board has appointed three Senior Group Directors (Generalbevollmächtigte) who will join the Management Board once clearance from the regulatory authorities has been granted:

  Christiana Riley assumed responsibility for the Americas from July 7, 2019.
  Bernd Leukert joined Deutsche Bank on September 1, 2019 and is responsible for technology, data & innovation.
  Professor Dr. Stefan Simon became Chief Administrative Officer (CAO) responsible for Regulatory Affairs and Legal from August 1, 2019. He has been a member of Deutsche Bank’s Supervisory Board since August 2016 and has been Chairman of its Integrity Committee.

The responsibilities of the certain Management Board members changed from July 7, 2019:

  Chief Executive Officer Christian Sewing assumed responsibility for the Corporate Bank and the Investment Bank.
  President Karl von Rohr assumed responsibility for the Private Bank and for Asset Management (DWS) and remained responsible for Human Resources as well as CEO for Germany.
  Chief Operating Officer Frank Kuhnke assumed responsibility for the Capital Release Unit and for the Europe, Middle East and Africa (EMEA) region.
  Chief Risk Officer Stuart Lewis assumed responsibility for Compliance, the Anti-Financial Crime Unit and for the UK and Ireland region.

The roles of James von Moltke as Chief Financial Officer and Werner Steinmüller as CEO of the Asia-Pacific region are unchanged.

Supervisory Board

Dr. Dagmar Valcárcel was appointed by the court as a new member as of August 1, 2019. She succeeded Professor Dr. Stefan Simon, who has resigned from his Supervisory Board mandate after three years, effective July 31, 2019. As described above, Professor Dr. Simon was appointed as Senior Group Director effective August 1, 2019. Dr. Valcárcel has also become the Chairperson of the Integrity Committee, which was previously chaired by Professor Dr. Simon. Richard Meddings stepped down as Member of the Supervisory Board on July 31, 2019. Mr. Meddings was replaced by Jürg Zeltner who was appointed by the court as a new member of the Supervisory Board from August 20, 2019.

Capital expenditures and divestitures

During the first nine months of 2019, the Group made the following capital expenditures or divestitures:

Following the signing of a preliminary agreement in July 2019, we signed a master transaction agreement for the transfer of our Global Prime Finance and Electronic Equities platform to BNP Paribas in September 2019. This agreement remains subject to regulatory approvals of the relevant authorities. The agreement will provide continuity of service to Deutsche Bank’s Global Prime Finance and Electronic Equities clients. Under the agreement, Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas.

In April 2019, Tradeweb closed its initial public offering. Tradeweb is a financial services company that builds and operates over-the-counter (OTC) marketplaces for trading fixed income products and derivatives. Deutsche Bank Group has had an economic interest in Tradeweb since 2007 and participated in the initial public offering, alongside other large bank shareholders by selling a portion of its holdings. The transaction had a positive effect on the results in 2019.

In March 2018, Deutsche Bank Group entered into an agreement to sell the retail banking business in Portugal to ABANCA Corporación Bancaria S.A. The transaction was completed in June 2019.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Basis of preparation/impact of changes in accounting principles

This Earnings Report includes Deutsche Bank AG and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) and is stated in euros, the presentation currency of the Group. The Earnings Report has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Deutsche Bank’s Earnings Report is unaudited and includes supplementary disclosures on segment information, income statement, balance sheet and other financial information. It should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2018, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In the third quarter of 2019 the Group’s Credit Loss Provision includes a positive impact from change in estimates of € 167 million stemming from model refinements and the annual recalibration of the forward looking information of the Group’s model.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied newly in the first nine months of 2019.

IFRS 16 Leases

On January 1, 2019, the Group adopted IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures.

The Group implemented IFRS 16 through a Group-wide implementation program. The majority of leases are for land and buildings; other categories are company cars and technical/IT equipment.

The Group applied the practical expedient in IFRS 16 to contracts that were identified as leases applying IAS 17, “Leases” and IFRIC 4, “Determining whether an Arrangement contains a Lease”, on transition.

The Group elected to apply the modified retrospective transition approach, without restatement of comparative figures. Under the modified retrospective approach, the Group was able to choose on a lease by lease basis to either (i) measure the right-of-use asset at the same amount as the lease liability or (ii) to measure the right-of-use asset retrospectively using the transition discount rate. For approach (ii), the resulting difference between the right-of-use asset and the lease liability was recognized as an adjustment to the opening balance of retained earnings on transition.

On initial application the Group applied approach (i) to leases classified as operating leases under IAS 17 except for larger property leases where the Group elected to apply approach (ii) which resulted in an adjustment to total equity on transition of € 137 million, net of tax.

In addition, provisions previously recognized for onerous operating leases as well as accrued operating liabilities were derecognized upon transition and the value of the right-of-use assets was reduced by that same amount.

The impact upon adoption resulted in an € 3.2 billion and € 3.6 billion increase in the balance sheet related to the recognition of right of use assets and corresponding liabilities, respectively. This led to an overall reduction in retained earnings of € 136 million, net of tax.

in € m.
Operating lease commitments as of December 31, 2018	6,264
Recognition exemptions adopted for short-term leases and leases of low-value assets	(35)
Adjustments as a result of a different treatment of extension and termination options	376
Operating lease commitments regarding contracts not yet commenced	(2,819)
Other1	97
Undiscounted lease liabilities as of January 1, 2019	3,884
Discounting (weighted average incremental borrowing rate of 2.18%)	(310)
Lease liabilities due to initial application of IFRS 16, recognized as of January 1, 2019	3,575
Lease liabilities from finance leases as of January 1, 2019	27
Total lease liabilities recognized at January 1, 2019	3,601

1 Mainly de-scoped or terminated leases, operating expenses, utility costs, VAT, sale-and-leaseback transactions.

Improvements to IFRS 2015-2017 cycles

On January 1, 2019, the Group adopted the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2015-2017 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 3 “Business Combinations”, IAS 12 “Income Taxes” and “IAS 23 Borrowing Costs”. The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2019 and therefore have not been applied in the first nine months of 2019.

IFRS 3 Business combinations

In October 2018, the IASB issued amendments to IFRS 3, “Business Combinations”. These amendments clarify the determination of whether an acquisition made is of a business or a group of assets. The amended definition of a business emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The amendments will be effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IFRS 17 Insurance contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. The standard has yet to be endorsed by the EU.

Interest rate benchmark reform (amendments to IFRS 9, IAS 39 and IFRS 7)

In September 2019, the IASB issued amendments to IFRS 9, “Financial Instruments”, IAS 39, “Financial Instruments: Recognition and Measurement“ and IFRS 7, “Financial Instruments: Disclosures” as Phase 1 of their project regarding the potential effects from the reform of the Interbank Offered Rate (“IBOR”) on financial reporting. The amendments address the implications for specific hedge accounting requirements in IFRS 9 and IAS 39 occurring in the period before the replacement of an existing interest rate benchmark with an alternative interest rate. As a result, the amendments will allow the Group to exclude the impact of the IBOR reform from the forward looking analysis and continue with its current hedge accounting applications until the uncertainty arising from the IBOR reform cease to exist. The amendments will be mandatory for all hedging relationships that are directly affected by the interest rate benchmark reform. The amendments also require additional disclosures around uncertainty arising from the interest rate benchmark reform and will be effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendments have yet to be endorsed by the EU.

Business segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. All segment figures reflect the segment composition as of the third quarter 2019, with restated comparative financial information being based on some assumptions and judgments, subject to potential refinements to the business perimeter consistent with our overall strategic transformation.

In accordance with our strategy announcement on July 7, 2019, our business operations were reorganized in the third quarter of 2019 under the divisional structure which is as follows:

  The Core Bank, which includes the Corporate Bank, Investment Bank, Private Bank, Asset Management business divisions together with Corporate & Other
  The Capital Release Unit

The Corporate Bank includes the Global Transaction Bank which was previously part of the former Corporate & Investment Bank as well as the German Commercial and Corporate Clients division, formerly part of the Private & Commercial Business (Germany).

The Investment Bank, previously part of the former Corporate & Investment Bank, includes Deutsche Bank’s Origination & Advisory businesses. The Investment Bank also includes FIC Sales & Trading, which includes our Global Credit Trading, Foreign Exchange, Rates and Emerging Markets Debt businesses.

The Private Bank comprises three business segments. The Private Bank Germany serves private customers and small business clients in Germany. The Private Bank International also serves private and small business clients, as well as commercial and corporate clients in Italy, Spain, Belgium and India. In addition, Private Bank covers Wealth Management clients globally. The businesses included in the Private Bank were previously disclosed as part of the Private & Commercial Bank division.

Asset Management operates under the DWS brand. Asset Management is unchanged from Deutsche Bank’s previous segmentation and provides investment solutions to individual investors and institutions with a diversified range of Active, Passive and Alternative Asset Management products and services.

Corporate & Other includes revenues, costs and resources held centrally that are not allocated to the individual business segments.

The Capital Release Unit was created to quickly and efficiently dispose of non-strategic or low-return assets which are no longer consistent with the Bank’s strategy, in order to release capital, reduce leverage and related cost and thus create a smaller, simpler and less market-sensitive balance sheet. The Capital Release Unit consists primarily of Equities Sales & Trading assets, legacy Fixed Income positions and the IT functions associated with these assets and positions.

Funds transfer pricing

In the third quarter 2019, we implemented certain changes to our internal funds transfer pricing (“FTP”) framework in order to enhance its effectiveness as a management tool, as well to better support funding cost optimization.

The new FTP framework aims to more accurately allocate funding costs and benefits to the firm’s business divisions. The methodology changes will not impact overall group funding costs for 2019, however, the framework will result in a re-allocation of costs and benefits between segments. This re-allocation results in a benefit to the trading businesses, partially offset by a reduction in funding benefits to the Private Bank and Corporate Bank versus the prior methodology.

As part of the introduction of the new framework, a decision was made to hold certain transitional costs in C&O. These costs, which are subject to potential refinements, will amortize through time reflecting the long dated nature of our liabilities.

Had the new framework been in place in the third quarter 2018, it would have had a positive impact on the results of the Investment Bank and the Capital Release Unit of approximately € 70 million and € 30 million respectively, while the respective results of the Private Bank and Corporate and Other would have been lower by € 10 million and € 80 million respectively.

Impact of Deutsche Bank’s transformation

On July   7, 2019, Deutsche Bank announced a number of transformational measures relating to the Group’s businesses and its organization. The immediate and secondary impacts that these measures had on the Group’s operating results and financial position are disclosed below.

Impairment of goodwill

The Group regularly assesses whether there is any indication that goodwill allocated to its cash-generating units (CGU) may be impaired in which event it would be required to estimate the recoverable amount of the respective CGU. Triggered by the impact of a lowered outlook on business plans driven both by adjustments to macro-economic factors as well as by the impact of strategic decisions in preparation of the above transformation announcement, for the second quarter 2019 the Group reviewed the recoverable amounts of its CGUs. This review resulted in a short-fall of the recoverable amounts against the respective CGUs carrying amounts for the CGUs Wealth Management (WM) within the former Private & Commercial Bank (PCB) corporate division and Global Transaction Banking & Corporate Finance (GTB & CF) within the former Corporate & Investment Bank corporate division.

With a recoverable amount of approximately € 1.9 billion for WM, goodwill in WM (€ 545 million) was impaired and had to be fully written-off, mainly as a result of worsening macro-economic assumptions, including interest rate curves, as well as industry-specific market growth corrections for the WM business globally. For GTB & CF, the recoverable amount of approximately € 10.2 billion led to the full impairment of allocated goodwill (€ 491 million). This was mainly driven by adverse industry trends in Corporate Finance as well as by adjustments to macro-economic assumptions, including interest rate curves. The total impairment charges of € 1.0 billion were recorded in impairment of goodwill and other intangible assets of the respective Private Bank (€ 545 million) and Corporate Bank (€ 491 million) segment results of the second quarter of 2019.

The discount rates applied in the estimation of the recoverable amounts of the respective CGUs were as follows:

	Discount rate (post-tax)
	2019	2018
Global Transaction Banking & Corporate Finance	8.6%	8.8%
Wealth Management	8.4%	9.0%

Impairment and amortization of software

In line with the transformation announcement, the Group also reviewed current platform software and software under construction assigned to businesses subject to the transformation strategy. Accordingly, the reassessment of the respective recoverable amounts led to an impairment of self-developed software of € 133 million and € 417 million for the three and nine months ended September 30, 2019, respectively, thereof in CB € 6 million and € 6 million for the three and nine months ended September 30, 2019, respectively, in IB € 77 million and € 77 million for the three and nine months ended September 30, 2019, respectively, in PB € 0 million and € 12 million for the three and nine months ended September 30, 2019, respectively, and in CRU € 49 million and € 321 million for the three and nine months ended September 30, 2019, respectively.

In addition, the Group recorded amortization on platform software subject to the transformation strategy of € 39 million and € 83 million for the three and nine months ended September 30, 2019, respectively, within CRU. The impairment write-down as well as the software amortization are included within the general and administrative expenses of the Group’s results in 2019.

Real estate

The Group is undertaking a continuous real estate portfolio optimization initiative. As part of the optimization initiative as of the second quarter of 2019 and the Group’s strategy announcement on July 7, 2019 to further reduce costs the Group recognized accelerated depreciation of leasehold assets and depreciation of a reinstatement asset of € 14 million, thereof € 9 million in AM, € 5 million in PB and € 1 million in Corporate & Other, for the three and nine months ended September 30, 2019, respectively.

Service contracts

Expected changes to the scope of existing service contracts with external vendors resulted in provisions being established with a charge to expenses to the amount of € 0 million and € 23 million for the three and nine months ended September 30, 2019, respectively, within CRU.

Deferred tax asset valuation adjustments

Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. In updating the strategic plan in connection with the transformation the Group adjusted the value of its deferred tax assets in affected jurisdictions. This resulted in total valuation adjustments of € 0.4 billion and € 2.4 billion for the three and nine months ended September 30, 2019, respectively, that primarily relate to the US and UK.

Restructuring charges

For the three months ended September 30, 2019, the Group recognized € 224 million restructuring expenses. Starting with the announcement of the transformation of Deutsche Bank we designate all restructuring expenses as related to the transformation announcement and the subsequent business re-organization and perimeter changes. These charges are comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Approximately 1,000 full-time equivalent employees (FTE) were impacted by the re-organization and changes in the third quarter of 2019.

In the first nine months 2019, € 257 million of restructuring expenses were recorded. In addition to restructuring expenses, €10 million and € 75 million of severance were recorded in the third quarter 2019 and nine months 2019, respectively.

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Interest and similar income	6,299	5,991	19,606	18,400
Interest expense	2,865	2,601	9,239	8,595
Net interest income	3,434	3,390	10,367	9,805
Commissions and fee income	2,316	2,421	7,181	7,707
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(578)	320	404	1,617
Net gains (losses) on financial assets at amortized cost	(1)	0	0	2
Net gains (losses) on financial assets at fair value through other comprehensive income	167	58	237	337
Net income (loss) from equity method investments	8	21	87	197
Other income (loss)	(84)	(36)	(461)	77
Total noninterest income	1,829	2,785	7,449	9,936
Total net revenues	5,262	6,175	17,816	19,741

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Earnings per common share:1,2
Basic	€ (0.41)	€ 0.10	€ (1.99)	€ 0.19
Diluted	€ (0.41)	€ 0.10	€ (1.99)	€ 0.19
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,111.6	2,104.3	2,107.5	2,101.5
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,111.6	2,157.3	2,107.5	2,154.3

1 Earnings were adjusted by € 330 million before tax and € 292 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2019 and April 2018, respectively. In 2019 the tax impact is recognized in net income (loss) directly. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

2 Due to the net loss situation for the three and nine months ended September 30, 2019 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 60.1 million shares and 54.1 million shares for the three and nine months ended September 30, 2019, respectively.

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Profit (loss) recognized in the income statement	(832)	229	(3,781)	750
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(415)	(25)	(983)	(233)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	19	(134)	8	61
Total of income tax related to items that will not be reclassified to profit or loss	170	24	351	50
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	75	(126)	515	(330)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(167)	(58)	(237)	(337)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	0	(10)	10	(12)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(0)	0	(2)	0
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	2
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	(2)
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	658	(77)	566	298
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	1	0	(1)
Equity Method Investments
Net gains (losses) arising during the period	(0)	(1)	(26)	(10)
Total of income tax related to items that are or may be reclassified to profit or loss	66	68	81	242
Other comprehensive income (loss), net of tax	405	(336)	285	(272)
Total comprehensive income (loss), net of tax	(427)	(107)	(3,497)	479
Attributable to:
Noncontrolling interests	62	19	120	89
Deutsche Bank shareholders and additional equity components	(489)	(126)	(3,617)	389

Provisions

As of September 30, 2019, the Group recognized € 2.5 billion (December 31, 2018: € 2.7 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2018 describe our provisions as of December 31, 2018, in Note 21 “Allowance for credit losses”, and Note 29 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of September 30, 2019, the Group recognized provisions relating to civil litigation of € 0.6 billion (December 31, 2018: € 0.7 billion) and provisions relating to regulatory enforcement matters of € 0.5 billion (December 31, 2018: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of September 30, 2019, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.1 billion for civil litigation matters (December 31, 2018: € 2.5 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2018: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. The decrease as of the end of the current period in comparison with the prior period is largely attributable to a court order in the appraisal proceedings (Spruchverfahren) described under the heading “Further Proceedings Relating to the Postbank Takeover” in Note 29 “Provisions” to the consolidated financial statements contained in our Annual Report 2018. In particular, the Regional Court of Cologne held that it is not relevant whether Deutsche Bank was obligated to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover when determining the adequate cash compensation in the appraisal proceedings. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 29 “Provisions” to the consolidated financial statements contained in our Annual Report 2018 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon assumed dividend accruals as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon payments for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and excluding AT1 coupon payments, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was (21) % for the third quarter 2019 and 55 % for the prior year’s comparative period. The tax rate was (182) % for the nine months ended September 30, 2019 and 55 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2019 and all quarters in 2018.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2019
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	254	64	92	105	(1,040)	(161)	(687)
Income tax expense							(145)
Profit (loss)	183	46	66	75	(749)	(453)	(832)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	27	27
Profit (loss) attributable to DB shareholders and additional equity components	183	46	66	75	(749)	(480)	(859)
Profit (loss) attributable to additional equity components	14	34	17	3	16	0	83
Profit (loss) attributable to Deutsche Bank shareholders	169	12	49	73	(765)	(480)	(942)

Average allocated shareholders’ equity	8,699	23,490	12,067	4,755	9,744	0	58,754
Add (deduct) :
Average allocated goodwill and other intangible assets	(205)	(2,067)	(1,577)	(3,038)	(53)	(0)	(6,942)
Average allocated tangible shareholders’ equity	8,493	21,422	10,490	1,716	9,691	0	51,813
Post-tax return on average shareholders’ equity (in %)	7.8	0.2	1.6	6.1	(31.4)	N/M	(6.4)
Post-tax return on average tangible shareholders’ equity (in %)	8.0	0.2	1.9	16.9	(31.6)	N/M	(7.3)

N/M – Not meaningful

	Three months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	347	234	117	144	(312)	(23)	506
Income tax expense							(277)
Profit (loss)	250	168	84	103	(225)	(152)	229
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	18	18
Profit (loss) attributable to DB shareholders and additional equity components	250	168	84	103	(225)	(170)	211
Profit (loss) attributable to additional equity components	14	31	15	2	18	0	81
Profit (loss) attributable to Deutsche Bank shareholders	236	137	69	101	(243)	(170)	130
Average allocated shareholders’ equity	9,885	23,242	12,389	4,567	12,534	0	62,616
Add (deduct) :
Average allocated goodwill and other intangible assets	(769)	(2,294)	(2,061)	(2,969)	(162)	(0)	(8,255)
Average allocated tangible shareholders’ equity	9,116	20,947	10,328	1,598	12,372	(0)	54,361
Post-tax return on average shareholders’ equity (in %)	9.6	2.4	2.2	8.9	(7.8)	N/M	0.8
Post-tax return on average tangible shareholders’ equity (in %)	10.4	2.6	2.7	25.3	(7.9)	N/M	1.0

N/M – Not meaningful

	Nine months ended Sep 30, 2019
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	304	537	(43)	291	(2,355)	(75)	(1,341)
Income tax expense							(2,440)
Profit (loss)	219	387	(31)	209	(1,695)	(2,870)	(3,781)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	90	90
Profit (loss) attributable to DB shareholders and additional equity components	219	387	(31)	209	(1,695)	(2,960)	(3,871)
Profit (loss) attributable to additional equity components	41	97	49	8	51	0	245
Profit (loss) attributable to Deutsche Bank shareholders	178	289	(80)	202	(1,746)	(2,960)	(4,116)

Average allocated shareholders’ equity	9,368	23,598	12,468	4,699	10,935	0	61,067
Add (deduct) :
Average allocated goodwill and other intangible assets	(469)	(2,299)	(1,895)	(3,031)	(113)	(0)	(7,807)
Average allocated tangible shareholders’ equity	8,899	21,298	10,572	1,668	10,822	(0)	53,259
Post-tax return on average shareholders’ equity (in %)	2.5	1.6	(0.9)	5.7	(21.3)	N/M	(9.0)
Post-tax return on average tangible shareholders’ equity (in %)	2.7	1.8	(1.0)	16.1	(21.5)	N/M	(10.3)

N/M – Not meaningful

	Nine months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,007	1,016	629	309	(988)	(324)	1,650
Income tax expense							(900)
Profit (loss)	725	731	453	223	(711)	(671)	750
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	58	58
Profit (loss) attributable to DB shareholders and additional equity components	725	731	453	223	(711)	(729)	692
Profit (loss) attributable to additional equity components	41	94	46	6	50	0	237
Profit (loss) attributable to Deutsche Bank shareholders	684	637	407	217	(761)	(729)	455
Average allocated shareholders’ equity	10,285	23,340	12,603	4,510	11,796	0	62,533
Add (deduct) :
Average allocated goodwill and other intangible assets	(879)	(1,932)	(2,049)	(3,226)	(289)	(0)	(8,375)
Average allocated tangible shareholders’ equity	9,406	21,408	10,554	1,283	11,507	(0)	54,159
Post-tax return on average shareholders’ equity (in %)	8.9	3.6	4.3	6.4	(8.6)	N/M	1.0
Post-tax return on average tangible shareholders’ equity (in %)	9.7	4.0	5.1	22.6	(8.8)	N/M	1.1

N/M – Not meaningful

Revenues excluding specific items

Revenues excluding specific items is a performance indicator and is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the unit’s operating performance. Excluded items are DVA and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our businesses. The disclosed DVA effect in the third quarter 2019 includes an update of the DVA valuation methodology.

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,318	1,647	2,054	543	(223)	(76)	5,262
DVA - IB Other / CRU	0	(62)	0	0	(19)	0	(82)
Change in valuation of an investment - FIC S&T	0	(37)	0	0	0	0	(37)
Update in valuation methodology – CRU	0	0	0	0	(81)	0	(81)
Sal. Oppenheim workout - Wealth Management	0	0	18	0	0	0	18
Gain on sale - Global Transaction Banking	0	0	0	0	0	0	0
Gain from property sale - Private Bank Germany	0	0	0	0	0	0	0
Revenues excluding specific items	1,318	1,746	2,037	543	(123)	(76)	5,444

	Three months ended Sep 30, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,242	1,740	2,112	567	459	54	6,175
DVA - IB Other / CRU	0	(58)	0	0	0	0	(58)
Change in valuation of an investment - FIC S&T	0	0	0	0	0	0	0
Update in valuation methodology – CRU	0	0	0	0	0	0	0
Sal. Oppenheim workout - Wealth Management	0	0	42	0	0	0	42
Gain on sale - Global Transaction Banking	0	0	0	0	0	0	0
Gain from property sale - Private Bank Germany	0	0	0	0	0	0	0
Revenues excluding specific items	1,242	1,799	2,070	567	459	54	6,191

	Nine months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	3,920	5,443	6,311	1,662	385	95	17,816
DVA - IB Other / CRU	0	(126)	0	0	(19)	0	(146)
Change in valuation of an investment - FIC S&T	0	101	0	0	0	0	101
Update in valuation methodology – CRU	0	0	0	0	(81)	0	(81)
Sal. Oppenheim workout - Wealth Management	0	0	84	0	0	0	84
Gain on sale - Global Transaction Banking	0	0	0	0	0	0	0
Gain from property sale - Private Bank Germany	0	0	0	0	0	0	0
Revenues excluding specific items	3,920	5,468	6,227	1,662	485	95	17,858

	Nine months ended Sep 30, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	3,857	6,087	6,617	1,673	1,619	(111)	19,741
DVA - IB Other / CRU	0	59	0	0	0	0	59
Change in valuation of an investment - FIC S&T	0	84	0	0	0	0	84
Update in valuation methodology – CRU	0	0	0	0	0	0	0
Sal. Oppenheim workout - Wealth Management	0	0	136	0	0	0	136
Gain on sale - Global Transaction Banking	57	0	0	0	0	0	57
Gain from property sale - Private Bank Germany	0	0	156	0	0	0	156
Revenues excluding specific items	3,800	5,944	6,324	1,673	1,619	(111)	19,249

Adjusted costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation charges, net, and (iii) restructuring and severance. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our businesses.

Transformation charges

Transformation Charges are costs, originally included in adjusted costs, that are directly related to Deutsche Bank’s transformation as a result of the new strategy announced on July 7, 2019. In the second and third quarter 2019, such charges included the transformation-related impairment of software, provisions for existing service contracts as well as the quarterly amortization on software related to the Equities Sales and Trading business. Any other costs related to Deutsche Bank’s ongoing business, even if related to the Capital Release Unit (CRU), do not qualify as Transformation Charges.

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	989	1,561	1,909	404	790	121	5,774
Impairment of goodwill and other intangible assets	2	0	0	0	0	0	2
Litigation charges, net	0	12	(2)	(0)	24	78	113
Restructuring and severance	7	76	9	6	99	37	234
Adjusted costs	980	1,473	1,902	398	667	7	5,426
Transformation charges	6	77	5	9	87	2	186
Adjusted costs ex. transformation charges	973	1,396	1,898	389	580	5	5,240
Bank levies	1	1	1	0	0	0	3
Adjusted costs ex. transformation charges and ex bank levies	972	1,395	1,896	389	580	5	5,236

	Three months ended Sep 30, 2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	872	1,507	1,929	393	772	106	5,578
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	13	13	(4)	(25)	13	4	14
Restructuring and severance	8	51	9	4	28	3	103
Adjusted costs	851	1,443	1,924	414	731	99	5,462
Transformation charges	0	0	0	0	0	0	0
Adjusted costs ex. transformation charges	851	1,443	1,924	414	731	99	5,462
Bank levies	2	0	1	0	6	0	8
Adjusted costs ex. transformation charges and ex bank levies	850	1,443	1,923	414	725	99	5,454

	Nine months ended Sep 30,2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,436	4,813	6,129	1,273	2,740	288	18,681
Impairment of goodwill and other intangible assets	492	0	545	0	0	0	1,037
Litigation charges, net	(12)	140	(38)	1	69	99	260
Restructuring and severance	27	119	(17)	38	112	53	332
Adjusted costs	2,929	4,554	5,639	1,234	2,560	136	17,051
Transformation charges	6	77	17	9	426	2	537
Adjusted costs ex. transformation charges	2,923	4,476	5,623	1,225	2,134	134	16,514
Bank levies	54	241	59	0	259	3	616
Adjusted costs ex. transformation charges and ex bank levies	2,869	4,235	5,564	1,225	1,874	131	15,898

	Nine months ended Sep 30,2018
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	2,794	5,021	5,752	1,307	2,653	292	17,819
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	6	83	(75)	17	(32)	50	49
Restructuring and severance	31	194	39	17	62	39	382
Adjusted costs	2,757	4,744	5,788	1,273	2,623	203	17,388
Transformation charges	0	0	0	0	0	0	0
Adjusted costs ex. transformation charges	2,757	4,744	5,788	1,273	2,623	203	17,388
Bank levies	85	241	75	0	289	(6)	683
Adjusted costs ex. transformation charges and ex bank levies	2,672	4,504	5,713	1,273	2,335	209	16,705

Profit and profit before taxes excluding transformation charges

Profit and profit before taxes excluding transformational charges are performance indicators and are non-GAAP financial measures most directly comparable to the IFRS financial measures profit and profit before taxes. These items are calculated by adjusting reported results under IFRS for those specific one-off charges that are detailed in the note “Impact of Deutsche Bank’s transformation” The Group believes that a presentation of results excluding the impact of these items provides a more meaningful depiction of the outcomes of our regular business activities.

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2019	Dec 31, 2018
Total shareholders’ equity (Book value)	58,354	62,495
Goodwill and other intangible assets1	(6,859)	(8,372)
Tangible shareholders’ equity (Tangible book value)	51,495	54,122

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2019	Dec 31, 2018
Number of shares issued	2,066.8	2,066.8
Treasury shares	(1.2)	(1.3)
Vested share awards	48.2	39.8
Basic shares outstanding	2,113.8	2,105.2

Book value per basic share outstanding in €	27.61	29.69
Tangible book value per basic share outstanding in €	24.36	25.71

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD which have been lastly amended in June 2019.

The CET 1 minimum capital requirement applicable to the Group is 4.5 % of risk-weighted assets. In addition to this minimum capital requirement, various capital buffer requirements were phased in starting 2016 and are fully effective from 2019 onwards. Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD applicable until June 26, 2019 are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 40 % in 2018, 30 % in 2019 and the cap decreasing by ten percentage points every year thereafter.

We present in this report certain figures based on our definition of own funds (applicable for Additional Tier 1 capital and Tier 2 capital and figures based thereon, including Tier 1 capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own funds introduced by the CRR/CRD applicable until June 26, 2019, but reflecting the latest transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

Imprint

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations
+49 800 910-8000 db.ir@db.com

Publication
Published on October 30, 2019

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 22, 2019 under the heading “Risk Factors”.